Thacher Proffitt & Wood LLP Two World Financial Center New York, New York 10281 212.912-7400 Fax: 212.912.7751 www.tpwlaw.com

September 28, 2006

ACE Securities Corp.
6525 Morrison Blvd., Suite 318
Charlotte, North Carolina 28211

Opinion: Takedown
ACE Securities Corp.
Registration Statement on Form S-3, No. 333-131727
$ 679,633,000 (Approximate)
Ace Securities Corp. Home Equity Loan Trust, Series 2006-HE4
Asset Backed Pass-Through Certificates
Prospectus Supplement, dated September 25, 2006 (the “Prospectus Supplement”)
(including the related Prospectus, dated April 18, 2006 (the “Prospectus”)

Ladies and Gentlemen:

We have acted as counsel to ACE Securities Corp., a Delaware corporation (the “Registrant”), in connection with the offer and sale of the securities described above (the “Certificates”).

In rendering this opinion letter, we have examined the documents described above and such other documents as we have deemed necessary. We have also assumed the execution, authentication, offer and sale of the Certificates pursuant to and in accordance with the Prospectus Supplement and the related pooling and servicing agreement and underwriting agreement. The opinion expressed herein with respect to enforceability is subject to general principles of equity and the effect of bankruptcy, insolvency, fraudulent conveyance and transfer and other similar laws of general applicability affecting the rights of creditors.

In rendering this opinion letter, we do not express any opinion concerning any laws other than the federal laws of the United States, including without limitation the Internal Revenue Code of 1986, as amended, and the laws of the States of New York and, to the extent applicable, Delaware. We do not express any opinion herein with respect to any matter not specifically addressed in the opinions expressed below.

New York, NY	Washington, DC	White Plains, NY	Jersey City, NJ	Mexico City, Mexico

The tax opinions set forth below are based upon the existing provisions of applicable law and regulations issued or proposed thereunder, published rulings and releases of applicable agencies or other governmental bodies and existing case law, any of which or the effect of any of which could change at any time. Any such changes may be retroactive in application and could modify the legal conclusions upon which such opinions are based.

Based upon and subject to the foregoing, it is our opinion that:

1.
The Certificates are legally and validly issued, enforceable under the laws of the State of New York in accordance with their terms, and are fully paid and non-assessable and entitled to the benefits of the related pooling and servicing agreement.

2.
The descriptions of federal income tax consequences appearing under the heading “Federal Income Tax Consequences” in the Prospectus Supplement, and under the heading “Material Federal Income Tax Considerations” in the Prospectus to which the Prospectus Supplement relates, while not purporting to discuss all possible federal income tax consequences of investment in the Certificates are accurate with respect to those tax consequences which are discussed, and we hereby adopt and confirm those descriptions as our opinions.

We hereby consent to the filing of this opinion letter by the Registrant in a Current Report on Form 8-K.

Very truly yours,

/s/ Thacher Proffitt & Wood LLP